UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 29, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Global Power Equipment Group, Inc.

File No. 1-16501 – CF#25416

_____

Global Power Equipment Group, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10 filed on April 30, 2010, as amended.

Based on representations by Global Power Equipment Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through July 20, 2020
Exhibit 10.3	through July 20, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig Slivka
Special Counsel